NEWS

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

RUSSEL METALS INC. ANNOUNCES CLOSING OF $257,500,000 "BOUGHT DEAL" FINANCING

TORONTO, CANADA -- March 16, 2006 -- Russel Metals Inc. (RUS - TSX) is pleased to announce the closing of its public offering of common shares underwritten by a syndicate of underwriters led by GMP Securities L.P. and including BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc.  The offering of 10,000,000 common shares of the Company was completed on a bought deal basis at a purchase price of $25.75 per common share.  Russel Metals also granted the underwriters the option to purchase up to an additional 1,000,000 common shares at the same purchase price for up to 30 days after closing.  Net proceeds of the offering, after deducting the Underwriters' Fee, were $247,200,000.  The Company intends to use the net proceeds to repay debt, for as yet unidentified acquisitions and for general corporate purposes.

The common shares were offered by way of a short form prospectus in all of the provinces in Canada.  The common shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: metals service centers, energy tubular products and steel distributors, under various names including Russel Metals, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Wirth Steel and York-Ennis.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
E-mail: info@russelmetals.com
Web site: www.russelmetals.com